

August 23, 2021

Matthew C. Osborne
Principal Executive Officer of Altegris Advisors, L.L.C.
on behalf of Altegris Winton Futures Fund, L.P.
1200 Prospect Street, Suite 400
La Jolla, CA 92037

> **Re: Altegris Winton Futures Fund, L.P.**
> **Form 10-K Form for the Fiscal Year Ended December 31, 2020**
> **Filed on March 29, 2021**
> **File No. 000-53348**

Dear Mr. Osborne:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed on March 29, 2021

Managements Annual Report on Internal Control over Financial Reporting, page 26

1. In future filings, please specifically identify the COSO framework used in your evaluation of internal control over financial reporting. Please also refer to your response to comment 1 of our letter dated October 9, 2015 on your 2014 Form 10-K.

Report of independent registered public accountant firm, page F-2

2. We note that your independent accountant's report only opines on the financial statements as of and for the year ended December 31, 2020, and refers to an other auditor's report on the financial statements as of and for the two years ended December 31, 2019. However, we note the other auditors' report is not included in the filing. Please amend your filing to include an audit report of your former independent registered public accounting firm to comply with the requirements of Rule 2-05 of Regulation S-X. Please also refer to your response to comment 3 of our letter dated August 29, 2013 on your 2012 Form 10-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Amit Pande, Branch Chief, at (202) 551-3423 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance